UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2021

Commission File Number: 001-39810

IDEX Biometrics ASA

(Translation of registrant’s name into English)

Dronning Eufemias gate 16

Oslo, Norway

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K and Exhibit 99.1 to this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-254083) of IDEX Biometrics ASA (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Shareholder Director Nominations

On May 4, 2021, IDEX Biometrics ASA (the “Company”) announced the nomination of Annika Olsson to serve on the Company’s Board of Directors and the Company’s nomination committee’s proposal to elect Ms. Olsson to the Board of Directors at the Company’s Annual General Meeting of Shareholders to be held on May 12, 2021.

Ms. Olsson currently serves as the Chief Executive Officer of Express Bank A/S, a Nordic bank that is part of the BNP Paribas Group, a position she has held since March 2020. Prior to being promoted to Chief Executive Officer, Ms. Olsson served as Deputy Chief Executive Officer at Express Bank A/S from 2017 to 2020, and served as Nordic Sales Director from 2010 to 2017. Prior to that, she served as Commercial Director at Resurs Bank, a niche bank and leader in retail finance in the Nordic region. Ms. Olsson has held various executive positions during her 20-year career in the consumer financial services sector. Ms. Olsson is a proven banking professional with extensive European experience, including Denmark, Germany, Norway, and Sweden, with a strong focus on leadership, payment cards, consumer finance, and banking regulation.

Press Release

On May 4, 2021, the Company issued a press release regarding Ms. Olsson’s nomination. A copy of the press release is attached to this Form 6-K as Exhibit 99.1.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated May 4, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDEX BIOMETRICS ASA

Date: May 7, 2021	By:	/s/ Vincent Graziani
Name: Vincent Graziani
Title: Chief Executive Officer